SECURITIES AND EXCHANGE COMMISSION
                   Washington, D. C.  20549
                        SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                      (Amendment No. 1)


                      WORLD AIRWAYS, INC.
                       (Name of Issuer)

                         COMMON STOCK
                  ($.001 par value per share)
                 (Title of class of securities)

                           98142H105
                         (CUSIP NUMBER)

                         WorldCorp, Inc.
                      The Hallmark Building
                        13873 Park Center
                     Herndon, Virginia 22071
                  Attention:  Andrew M. Paalborg
                   Telephone No. 703-834-9410
 (Name, address and telephone number of person authorized to receive notices and communications)

                           Copy to:
                        David M. Carter
                       Hunton & Williams
                      951 East Byrd Street
                    Richmond, Virginia 23219

                          March 21, 1996
  (Date of event which requires filing of this statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
      schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with
                   this statement [ X ].

                    Page 1 of 6 Pages

            Exhibit Index appears on page 5

CUSIP NO.   98142h105            13D            Page 2 of 9 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     WorldCorp, Inc.
     94-3040585

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                                                        (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                         7  SOLE VOTING POWER
SHARES                               7,110,064
BENEFICIALLY                      8  SHARED VOTING POWER
OWNED BY                             1,990,000
EACH                              9  SOLE DISPOSITIVE POWER
REPORTING                            7,110,064
PERSON WITH                      10  SHARED DISPOSITIVE POWER
                                     -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,110,064

    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                            X


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    59.3%

14  TYPE OF REPORTING PERSON*

    HC
               *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 amends and supplements the statement on
Schedule 13D dated October 12, 1995 filed by WorldCorp, Inc., a Delaware corporation (the "Reporting Person"), relating to the shares of common stock, $.001 par value per share (the "Common Stock") of World Airways, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition have the same meaning as those ascribed to them in the initial filing.

Item 4.  Purpose of Transaction

     On March 21, 1996 the Issuer issued a press release stating that it was actively exploring with the Reporting Person the feasibility of employee initiatives to purchase a substantial portion of Reporting Person's ownership position in the Issuer. The announcement also reported that in addition to employee initiatives, the Reporting Person is evaluating the feasibility of a spinoff of its interest in the Issuer or a disposition to a third party. A copy of this press release is attached hereto as
Exhibit 5 and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit 5     World Airways, Inc. Press Release dated March 21,
              1996

                         SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                               WORLDCORP, INC.


Date:   April 4, 1996          By: /s/ T. Coleman Andrews III
                                   Name:  T. Coleman Andrews III
                                   Title: CEO

                        EXHIBIT INDEX


Exhibit No.                    Description


    5          World Airways, Inc. Press Release dated March 21,
               1996

                                                        Exhibit 5

CONTACT:        Doug Poretz
                Investor Relations
                (703) 506-1778

                                            FOR IMMEDIATE RELEASE
                                            March 21, 1996
                                            9:00 A.M.


        WORLD AIRWAYS CONSIDERING EMPLOYEE OWNERSHIP


     WASHINGTON DULLES INTERNATIONAL AIRPORT -- March 21, 1996 -- World Airways, Inc. (Nasdaq: WLDA) announced today that it was actively exploring with its parent WorldCorp (NYSE: WOA) the feasibility of employee initiatives to purchase a substantial portion of WorldCorp's ownership position in World Airways. WorldCorp currently owns 59.3% of World Airways' outstanding common stock. An additional 16.6% of World Airways' common stock is owned by MHS Berhad, a Malaysian strategic investor.

     As previously announced by WorldCorp, the managements of both companies have been working together and with the assistance of outside advisors to explore ways to maximize value for the shareholders of each company. In addition to employee initiatives, WorldCorp is evaluating the feasibility of a spinoff of its interest in World Airways or a disposition to a third party.

     Charles W. Pollard, President and CEO of World Airways, said that although the discussions are "a top priority," he could not predict if and when any subsequent announcement might be made. "We do believe that appropriately structured employee ownership providing both union and non-union employees with a direct interest in the success of the airline would lead to substantial benefits for employees and shareholders alike," he said.

     World Airways provides worldwide passenger and cargo air transportation to major international airlines, the U.S. Air Force and international tour operators with a fleet of MD-
11 and DC 10-30 aircraft. The carrier is owned 59% by WorldCorp (NYSE: WOA), 17% by MHS Berhad (KLSE: MHS), a Malaysian strategic investor, and 24% by public investors.

     This release contains forward looking statements that are subject to risks and uncertainties, including but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.